SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)

OurPet’s Company

(Name of Issuer)

Common Stock, no par value

(Title of class of securities)

689890101

(CUSIP number)

Leslie A Drockton, Benesch, Friedlander, Coplan & Aronoff LLP,

200 Public Square, Suite 2300,

Cleveland, Ohio 44114, (216) 363-4500

(Name, address and telephone number of person authorized to receive notices and communications)

November 8, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

(Page 1 of 8 pages)

CUSIP No. 689890101	13D	Page 2 of 11 Pages

(1)	Name of reporting persons: Pet Zone Products Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [ENTITIES ONLY] 34-1845323
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 6,036,000
	(8)	Shared voting power: none
	(9)	Sole dispositive power: 6,036,000
	(10)	Shared dispositive power: none
(11)	Aggregate amount beneficially owned by each reporting person: 6,036,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in Row (11): 29.20%*
(14)	Type of reporting person: OO

*	Calculated as the 6,036,000 amount beneficially owned as a percentage of the sum of 15,817,560 shares of Common Stock outstanding (based on the Company’s 9/30/12 Form 10-Q), 1,896,160 shares of Common Stock to be issued upon conversion of Convertible Preferred Stock outstanding (based on the Company’s 9/30/12 Form 10-Q), and the Pet Zone warrants to purchase 2,854,000 shares of Common Stock.

CUSIP No. 689890101	13D	Page 3 of 11 Pages

(1)	Name of reporting persons: Capital One Partners, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [ENTITIES ONLY] 34-1869269
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Ohio
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 6,036,000
	(8)	Shared voting power: none
	(9)	Sole dispositive power: 6,036,000
	(10)	Shared dispositive power: none
(11)	Aggregate amount beneficially owned by each reporting person: 6,036,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in Row (11): 29.20%**
(14)	Type of reporting person: OO

**	Pet Zone Products Ltd. is the beneficial owner of 6,036,000 shares of common stock of OurPet’s Company. Capital One Partners, LLC owns a majority of the membership interests in Pet Zone Products Ltd. and as such may be deemed to beneficially own such shares. Capital One Partners, LLC disclaims beneficial ownership of all of the shares.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) relates to the common stock, no par value (the “Common Stock”), of OurPet’s Company, a Colorado corporation (the “Company”). The address of the Company’s principal executive office is 1300 East Street, Fairport Harbor, Ohio 44077.

Item 2. Identity and Background.

(a) This Schedule is being filed by Pet Zone Products Ltd., an Ohio limited liability company (“Pet Zone”), and Capital One Partners, LLC, an Ohio limited liability company (“Capital One,” and together with Pet Zone, the “Reporting Persons”).

(b) The business address of Pet Zone and Capital One is 1801 East Ninth Street, Suite 1700, Cleveland, Ohio 44114.

(c) The principal business of Pet Zone was the manufacture and distribution of pet supply products including cat, dog and bird feeders, storage bins and cat and dog toys to pet specialty distributors and retailers, mass retailers and grocery chains, among others, which it sold to the Company. Capital One is a private equity investment group.

(d) During the last five years neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On January 3, 2006, OurPet’s Company (“OurPet’s”) entered into an Asset Purchase Agreement with Pet Zone pursuant to which OurPet’s purchased substantially all the assets and assumed certain liabilities of Pet Zone. As part of the purchase, Pet Zone received 3,082,000 shares of OurPet’s Common Stock and a warrant to purchase 2,729,000 additional shares of OurPet’s Common Stock. In January 2006, Pet Zone invested $250,000 in OurPet’s in the form of a loan, and in connection with the loan, OurPet’s issued Pet Zone a warrant to purchase 125,000 shares of Common Stock.

On November 8, 2012, Pet Zone invested $100,000 in OurPet’s in the form of a loan, and in connection with the loan, OurPet’s issued Pet Zone a warrant to purchase 100,000 shares of Common Stock at a price of $.50 per share. This warrant terminates on November 8, 2017. The source of funds for the loan was the general working capital of Pet Zone.

The descriptions of these agreements are qualified in their entirety by reference to said agreements filed as exhibits to OurPet’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006 and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2012.

The Reporting Persons acquired and continue to hold the Common Stock and warrants reported herein for investment purposes. The Reporting Persons may from time to time engage the Company, its representatives or other relevant parties in discussions regarding the Reporting Persons’ investment in the Company. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may sell all or a portion of the shares, or may purchase additional securities of the Company, on the open market or in a private transaction. Except as set forth in this Item 3, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 4. Purpose of Transaction.

See response to Item 3 which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of November 8, 2012, Pet Zone owned 3,082,000 shares of OurPet’s Common Stock and three warrants to purchase an additional aggregate amount of 2,954,000 shares of Common Stock (all of which are currently exercisable). Capital One, as the majority owner of Pet Zone, may be deemed to beneficially own such shares and warrants. Capital One disclaims the beneficial ownership of all the shares and warrants. According to OurPet’s quarterly report on Form 10-Q for the quarter ended September 30, 2012, there were 15,817,560 shares of Common Stock outstanding, 189,616 shares of Convertible Preferred Stock convertible into 1,896,160 shares of Common Stock outstanding, options exercisable for 1,819,208 shares of Common Stock outstanding, and warrants to purchase 4,930,257 shares of Common Stock as of November 9, 2012. Based on the foregoing, Pet Zone may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of 29.20% of the Common Stock. The responses to Items 7, 8, 9, 10, 11 and 13 of pages 2 and 3 of this Schedule 13D are incorporated herein by reference.

(c) See response to Item 3 which is incorporated herein by reference.

(d) Pet Zone does have other minority members which may be deemed to have the right to receive dividends or proceeds from the sale of the shares through their ownership in Pet Zone. None of these members account for more than 5% of the Common Stock of Pet Zone.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See the response to Item 3 which is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated January 13, 2006, between the Reporting Persons.*

Exhibit 2: Asset Purchase Agreement dated January 3, 2006 between OurPet’s Company and Pet Zone Products Ltd. (incorporated by reference to Exhibit 2.1 of the OurPet’s Company Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006, File Number: 000-31279).

Exhibit 3: Voting Agreement dated January 3, 2006 among OurPet’s Company, Steven Tsengas, Evangelia S. Tsengas, Konstantine S. Tsengas, Nicholas S. Tsengas, Senk Properties, Joseph T. Aveni, Carol Fazio, Jr., John G. Murchie, Pet Zone Products Ltd., Capital One Partners, LLC, LJR Limited Partnership, Nottingham Ventures, Ltd. and Spirk Ventures, Ltd. (incorporated by reference to Exhibit 4.2 of the OurPet’s Company Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006, File Number: 000-31279).

Exhibit 4: Warrant to purchase 2,729,000 shares of Common Stock of OurPet’s Company issued to Pet Zone Products Ltd. dated January 3, 2006 (incorporated by reference to Exhibit 10.1 of the OurPet’s Company Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006, File Number: 000-31279).

Exhibit 5: Warrant to purchase 125,000 shares of Common Stock of OurPet’s Company issued to Pet Zone Products Ltd. dated January 4, 2006 (incorporated by reference to Exhibit 10.2 of the OurPet’s Company Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006, File Number: 000-31279).

Exhibit 6: Form of warrant to purchase shares of Common Stock of OurPet’s Company issued to Pet Zone Products Ltd. (incorporated by reference to Exhibit 10.69 of the OurPet’s Company Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2012, File Number: 000-31279).

*	Previously filed

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2012	PET ZONE PRODUCTS LTD.

	By:	/s/ Jim Petras, Chairman
Jim Petras, Chairman

CAPITAL ONE PARTNERS, LLC

	By:	/s/ Jim Petras, President
Jim Petras,
President

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement, dated January 13, 2006, between the Reporting Persons.***

Exhibit 2:	Asset Purchase Agreement dated January 3, 2006 between OurPet’s Company and Pet Zone Products Ltd.*

Exhibit 3:	Voting Agreement dated January 3, 2006 among OurPet’s Company, Steven Tsengas, Evangelia S. Tsengas, Konstantine S. Tsengas, Nicholas S. Tsengas, Senk Properties, Joseph T. Aveni, Carol Fazio, Jr., John G. Murchie, Pet Zone Products Ltd., Capital One Partners, LLC, LJR Limited Partnership, Nottingham Ventures, Ltd. and Spirk Ventures, Ltd.*

Exhibit 4:	Warrant to purchase 2,729,000 shares of Common Stock of OurPet’s Company issued to Pet Zone Products Ltd. dated January 3, 2006.*

Exhibit 5:	Warrant to purchase 125,000 shares of Common Stock of OurPet’s Company issued to Pet Zone Products Ltd. dated January 4, 2006.*

Exhibit 6:	Form of warrant to purchase shares of Common Stock of OurPet’s Company issued to Pet Zone Products Ltd.**

*	Incorporated herein by reference to the Current Report on Form 8-K of OurPet’s Company filed with the Securities and Exchange Commission on January 6, 2006, File Number: 000-31279.
**	Incorporated herein by reference to the Quarterly Report on Form 10-Q of OurPet’s Company filed with the Securities and Exchange Commission on November 14, 2012, File Number: 000-31279.
***	Previously filed